SYR CORP

Financial Statement Report

For period January 1, 2021, through December 31, 2021

Table of Contents

SYR CORP
Statement of Income and Expense
January 1, 2021 Through December 31, 2021

		2021
Revenue		
Income	$	22,541.62
Total Revenue	**$**	**22,541.62**
Cost of Goods Sold		
Cost of Services Sold	$	35,048.95
Total Cost of Goods Sold	**$**	**35,048.95**
Gross Profit	**$**	**(12,507.33)**
Expenses		
Donations	$	162.00
Legal	$	1,000.00
Marketing	$	7,271.80
Meals	$	850.00
Professional Services	$	919.42
Software & Subscriptions	$	4,205.20
Software Development Costs	$	7,215.15
Supplies	$	227.53
Taxes & Fees	$	550.00
Transportation	$	937.25
Travel	$	436.30
Total Expenses	**$**	**23,774.65**
Income (loss) before income tax expense (benefit)	**$**	**(36,281.98)**
Income tax expense (benefit)	**$**	**-**
Net Income	**$**	**(36,281.98)**

SYR CORP
Balance Sheet
As of December 31, 2021

Assets		2021
Current Assets		
Cash (Checking)	$	4,989.37
Savings Account	$	-
Total Current Assets	$	**4,989.37**
Other Assets		
Other Assets	$	-
Total Other Assets	$	-
Total Assets	$	**4,989.37**

Liabilities		
Current Liabilities		
Sales Tax Payable	$	767.71
Total Current Liabilities	$	**767.71**
Long Term Liabilities		
Long Term Debts	$	35,103.64
Total Long Term Liabilities	*$*	*35,103.64*
Total Liabilities	$	**35,871.35**

Equity		
Beginning Equity	$	-
Net Income	$	(36,281.98)
Total Owner Equity	$	5,400.00
Total Equity	$	**(30,881.98)**
Total Liabilities & Equity	$	**4,989.37**

SYR CORP
Statement of Cash Flows
January 1, 2021 Through December 31, 2021

Cashflow from Operations		2021
Net Income (Loss)	$	(36,281.98)
Depreciation	$	-
Other Operating Activities	$	-
Total Cashflows from Operations	**$**	**(36,281.98)**

Cashflows from Investing		
Investor Contributions	$	5,400.00
Decrease (Increase) in Assets	$	-
Investor Draws & Distributions	$	-
Total Cashflows from Investing	**$**	**5,400.00**

Cashflows from Financing		
Change in Liabilities	$	35,871.35
Total Cashflows from Financing	**$**	**35,871.35**

Beginning Cash Balance	**$**	**-**
Change in Cashflows	**$**	**4,989.37**
Year Cashflows	**$**	**4,989.37**
Cashflow for As of Year End	**$**	**4,989.37**

SYR CORP
Statement of Shareholders Equity
As of December 31, 2021

	Stock	Par Value		Amount		Additional Paid in Capital		Total	
Beginning Balance January 1, 2021	-	-				-		$	-
Unissued Treasury Stock	4,600,000.00	$	-	$	-	-		$	-
Issued - Latt	2,800,000.00			$	2,800.00			$	2,800.00
Issued - Min	2,600,000.00			$	2,600.00			$	2,600.00
Net Income (Loss)	-		-	$	(36,281.98)	-		$	(36,281.98)
Ending Balance December 31, 2021	10,000,000.00	$	-	$	(30,881.98)	$	-	$	(30,881.98)

SYR Corp

Notes to the Financial Statements
For the period January 1, 2021, through December 31, 2021

NOTE I – ORGANIZATION

SYR Corp, (the "Company") was organized under the laws of a Delaware C corporation. The company started as a marketplace app for independent chefs and is currently planning to build a social e-commerce app.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with Generally Accepted Accounting Principles on an accrual basis. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates – Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2021.

Income Taxes –For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the corporation and will be borne by the company.